SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 16, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on December 16, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 16 December 2013

ING Bank reports outcome EU-wide Transparency Exercise 2013

ING Bank notes the announcements made today by the European Banking Authority (EBA) and De Nederlandsche Bank (DNB) regarding the information of the EU-wide Transparency Exercise 2013 and fulfillment of the EBA Board of Supervisors decision.

Background 2013 EU-wide Transparency Exercise

In May 2013 the EBA adjusted the timeline of the next EU-wide stress test so to conduct the exercise in 2014 once the asset quality reviews are completed. However, to ensure transparency and comparability over the years, the EBA’s Board of Supervisors (BoS) decided to provide, in the second half of 2013, appropriate disclosure on the actual exposures of the EU banking sector. In its October meeting the BoS agreed on the form and scope of the transparency exercise to be conducted in November/December 2013 to assure a sufficient and appropriate level of information for market participants. The sample of the exercise includes 64 banks and for each of them the following set of information was collected for disclosure:

I.	Composition of capital[1]

II.	Composition of RWA by risk type[2]

III.	Exposures to sovereigns (central, regional and local governments) in EEA[3] (direct and indirect exposures by maturity buckets and country)

IV.	Credit risk exposures (defaulted and non-defaulted) and RWAs by country with breakdowns for Institutions, Commercial RE, Retail and Corporate[4]; displayed by regulatory approach (AIRB,F-IRB, STA)

V.	LTV per portfolio, value adjustments and provisions

VI.	Market risk and securitisation exposures

[1]	Current capital definition augmented by information in accordance with EBA’s capital preservation recommendation.
[2]	Credit risk, market risk, securitisation, other credit risk, operational risk, transitional floors and others.
[3]	For the Recap, only EEA sovereigns have been considered since the purpose was to compute the sovereign buffer.
[4]	Exact breakdown as follows: Central Government, Institutions, Corporates, Retail (of which SMEs, secured by RE property, revolving and others), Equity, Securitisation and other assets.

The outcome of the exercise related to ING Bank can be found in the annexes, which can be viewed/downloaded via

ING’s corporate website.

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 576 6385	+31 20 57 66396
Frans.Middendorff@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: December 16, 2013